Dun Rite Games

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	14.27
Chase 3128	0.00
Paypal Account	62.11
Total Bank Accounts	**$76.38**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$76.38**
Other Assets	
Capitalized Development Costs	874,776.74
Loan to affiliate	17,783.18
Organizational Cost	1,159.00
Total Other Assets	**$893,718.92**
TOTAL ASSETS	**$893,795.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	35,228.93
Credit Card 2	0.00
Total Credit Cards	**$35,228.93**
Other Current Liabilities	
Accrued Payroll	0.00
Loans From Shareholder	5,923.00
Preorder Liability	29,185.00
Total Other Current Liabilities	**$35,108.00**
Total Current Liabilities	**$70,336.93**
Long-Term Liabilities	
Convertable Promissory Notes	
Domestic	259,975.00
International	430,895.00
Wefunder	316,523.10
Total Convertable Promissory Notes	**1,007,393.10**
Total Long-Term Liabilities	**$1,007,393.10**
Total Liabilities	**$1,077,730.03**

Dun Rite Games

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
Capital Stock	1,500.00
Contributed Capital	0.00
Retained Earnings	-37,098.10
Net Income	-148,336.63
Total Equity	**$ -183,934.73**
TOTAL LIABILITIES AND EQUITY	**$893,795.30**